Exhibit 99.1

TRANSLATION

Ciba Specialty Chemicals Holding Inc.

DISCLOSURE OF PARTICIPATIONS



Based on section 20 of the Swiss Stock Exchange Act and sections 17 and 19 of the Stock Exchange Ordinance, Ciba Specialty Chemicals Holding Inc. herewith gives notice of the following participation as per June 13, 2002:



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Shareholder                          Number of shares     Voting rights in %
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Artisan Partners Limited                  3,616,926              5.01%
Partnership, 1000 N. Water
Street, Suite 1770, Milwaukee,
Wisconsin 53202

U.S.
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Basel, June 21, 2002                  Ciba Specialty Chemicals Holding Inc.